UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 31, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: August 31, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

  GREAT BASIN GOLD OBTAINS CREDIT APPROVAL FOR
BURNSTONE PROJECT FINANCE

August 31, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) today announced that it has obtained Credit approval thereby securing the finance facility for its Burnstone Project in South Africa. The facility consists of a ZAR850 million (US$106 million) senior debt facility and a ZAR180 million (US$23 million) standby debt facility to be utilized for potential cost overruns.

The facilities are subject to the execution of suitable loan and security documentation, and include conditions precedent usual for facilities of this nature. The Company does not plan to draw down on this facility until the end of 2009.

The facility will be provided by Investec Bank Limited, Nedbank Capital, ABSA Capital (a division of Absa Bank Limited) and the Development Bank of Southern Africa ("the Lenders") and will have a maximum term of 7 years with interest repayment commencing December 30, 2010 and capital repayment commencing on June 30, 2011. The senior debt facility carries interest at the Johannesbur g Interbank Agreed Rate ("JIBAR") plus a margin of 5% pre-completion and JIBAR plus a margin of 4.5% post completion.

A hedging structure customary for facilities of this nature is required by the Lenders and a participation collar hedge for an estimated 285,000 ounces (approximately 20% of production over the repayment term) has been agreed upon. This structure retains the objective of a zero-cost-collar by eliminating upfront or downstream finance cost to the Company. The Company has retained the option to early settle the hedge structure as well as to restructure the hedge, to the satisfaction of the hedge providers, thereby allowing the Company increased upside participation for rising gold prices. The hedge structure will be ZAR denominated with pricing of the structure to be determined prior to the first draw down of the facilities.

The Company is required to contribute equity amounting to approximately 55% of the total Burnstone Project cost and deposit ZAR180 million (US$23 million) in standby equity, to be allocated to potential cost overruns, into an escrow account under the control of the Lenders prior to first draw down. The Company will also repay the existing ZAR200 million (US$25 million) loan facility, as well as accrued interest of approximately ZAR30 million (US$4 million), advanced by Investec Bank Limited in July 2008 for purposes of the Burnstone Project. The project finance facility will be secured by the assets of the Burnstone Project, with a completion guarantee to be put in place from the Company.

Development of the Burnstone Project is well underway with multiple access points to the mining blocks currently being established to allow for the build-up in reef tonnage in the second half of 2009. The current Project schedule indicates end of June 2010 as the date for mill commissioning and first revenue to be generated in the subsequent months.

Ferdi Dippenaar, CEO and President commented; "Although the current financial market volatility has had a significant impact on the process to obtain final approval for the project funding facility, we are delighted that this facility has now been secured. A major risk in completing this low cost, long life project with a Life of Mine production of some 4.1 million ounces [1] has now been negated. We are making good progress with the delivery of the project with the development of the vertical shaft and metallurgical plant on schedule for completion by June 2010. To date, approximately 11,000 ore tonnes have been placed on the surface stockpile which will be used for the commissioning of the metallurgical plant. The Burnstone project has been subjected to significant scrutiny by the Lenders during their approval process and the Project came out strong on every occasion. This is also testament to the economic robustness of the Project."

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

[1] Based on proven and probable mineral reserves of 30 million tonnes grading 4.2 g/t at a 4 g/t gold cut-off, see Great Basin News Release dated February 10, 2009.